UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

DriveTime Automotive Group, Inc.

(Exact name of registrant as specified in its charter)

333-188977

(Commission File Number)

DT Acceptance Corporation

(Exact name of registrant as specified in its charter)

333-188977-08

(Commission File Number)

DT Jet Leasing, LLC

(Exact name of registrant as specified in its charter)

333-188977-04

(Commission File Number)

DriveTime Sales and Finance Company, LLC

(Exact name of registrant as specified in its charter)

333-188977-06

(Commission File Number)

DT Credit Company, LLC

(Exact name of registrant as specified in its charter)

333-188977-05

(Commission File Number)

DriveTime Car Sales Company, LLC

(Exact name of registrant as specified in its charter)

333-188977-07

(Commission File Number)

DriveTime Ohio Company, LLC

(Exact name of registrant as specified in its charter)

333-188977-02

(Commission File Number)

Carvana, LLC

(Exact name of registrant as specified in its charter)

333-188977-03

(Commission File Number)

4020 East Indian School Road

Phoenix, Arizona 85018

(602) 852-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2014	DRIVETIME AUTOMOTIVE GROUP, INC.

	By:	/s/ Raymond C. Fidel
Raymond C. Fidel
President and Chief Executive Officer

Date: July 29, 2014	DT ACCEPTANCE CORPORATION

	By:	/s/ Paul I. Kaplan
Paul I. Kaplan
President

Date: July 29, 2014	DT JET LEASING, LLC

	By:	/s/ Raymond C. Fidel
Raymond C. Fidel
President, Chief Executive Officer and Manager

Date: July 29, 2014	DRIVETIME SALES AND FINANCE COMPANY, LLC

	By:	/s/ Raymond C. Fidel
Raymond C. Fidel
President, Chief Executive Officer and Manager

Date: July 29, 2014	DT CREDIT COMPANY, LLC

	By:	/s/ Raymond C. Fidel
Raymond C. Fidel
President and Manager

Date: July 29, 2014	DRIVETIME CAR SALES COMPANY

	By:	/s/ Raymond C. Fidel
Raymond C. Fidel
President and Manager

Date: July 29, 2014	DRIVETIME OHIO COMPANY, LLC

	By:	/s/ Jon D. Ehlinger
Jon D. Ehlinger
Manager

Date: July 29, 2014	CARVANA, LLC

	By:	/s/ Jon D. Ehlinger
Jon D. Ehlinger
Manager